

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

<u>Via E-mail</u>
Mark D. Okerstrom
Chief Financial Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, Washington 98004

      Re: **Expedia, Inc.**
                 Form 10-K for the Year Ended December 31, 2013
                 Filed February 7, 2014
                 File No. 000-51447

Dear Mr. Okerstrom:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief